EXHIBIT A

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2006

                                   (UNAUDITED)

                                      INDEX

                                                                     PAGE
                                                                 -------------

 INTERIM CONSOLIDATED BALANCE SHEETS                                  2-3

 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS                         4

 INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                 5

 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                         6

 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                   7-11

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                           JUNE 30,     DECEMBER 31,
                                                                             2006           2005
                                                                            -------       -------
                                                                           UNAUDITED
                                                                            -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                 $ 5,916       $ 5,138
  Restricted cash                                                                 -           153
  Trade receivables (net of allowance for doubtful accounts of $50 as
      of June 30, 2006 and December 31, 2005)                                 1,121           575
  Prepaid expenses and other accounts receivable                              1,490         1,387
  Severance pay funds                                                           836           338
  Inventories                                                                   762           951
                                                                            -------       -------

Total current assets                                                         10,125         8,542
                                                                            -------       -------

SEVERANCE PAY FUNDS                                                           1,068         1,628
                                                                            -------       -------

PROPERTY AND EQUIPMENT, NET                                                   1,038         1,082
                                                                            -------       -------

INTANGIBLE ASSETS
  Goodwill                                                                    7,023         7,237
  Other intangible assets                                                     3,482         3,953
                                                                            -------       -------

Total intangible assets                                                      10,505        11,190
                                                                            -------       -------

                                                                            $22,736       $22,442
                                                                            =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                       JUNE 30,       DECEMBER 31,
                                                                         2006           2005
                                                                       --------        --------
                                                                      UNAUDITED
                                                                       --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                       $  1,182        $  1,446
  Accrued expenses and other accounts payable                             3,333           4,128
  Accrued severance pay                                                     939             841
  Loan from shareholder                                                   1,066           1,031
  Deferred revenues                                                         179             171
                                                                       --------        --------

 Total Current Liabilities                                                6,699           7,617
                                                                       --------        --------


LONG-TERM LIABILITIES:
  Long-term other liabilities                                                55             168
  Accrued severance pay                                                   1,510           1,794
                                                                       --------        --------

Total Long-Term Liabilities                                               1,565           1,962
                                                                       --------        --------

Total Liabilities                                                         8,264           9,579
                                                                       --------        --------


SHAREHOLDERS' EQUITY:
  Share capital
     Ordinary shares of NIS 0.13 par value: Authorized -
     150,000,000 shares; Issued and Outstanding -  5,623,671 and
     4,661,627 shares as of June 30, 2006 and December 31, 2005,
     respectively                                                           182             155
  Deferred stock based compensation                                           -             (67)
  Additional paid-in capital                                             84,862          79,727
  Accumulated deficit                                                   (70,572)        (66,952)
                                                                       --------        --------

Total shareholders' equity                                               14,472          12,863
                                                                       --------        --------

                                                                       $ 22,736        $ 22,442
                                                                       ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                           SIX MONTHS ENDED JUNE 30,
                                                                             ----------------------
                                                                              2006           2005
                                                                             -------        -------
                                                                                  UNAUDITED
                                                                             ----------------------
 Sales:
   Products                                                                  $ 2,487        $ 1,741
   Services                                                                    1,384            266
                                                                             -------        -------

                                                                               3,871          2,007
                                                                             -------        -------
 Cost of sales:
   Products                                                                    1,135            550
   Services                                                                      397             48
                                                                             -------        -------
                                                                               1,532            598
 Amortization of intangible assets                                               196            105
                                                                             -------        -------
                                                                               1,728            703
                                                                             -------        -------

 Gross profit                                                                  2,143          1,304
                                                                             -------        -------

 Operating expenses:
   Research and development, net                                               2,514          2,352
   Selling and marketing                                                       1,677          1,307
   General and administrative                                                  1,284            461
   Amortization of intangible assets                                             276
                                                                             -------        -------

 Total operating expenses                                                      5,751          4,120
                                                                             -------        -------

 Operating loss                                                               (3,608)        (2,816)

 Other income, net                                                                 8             13
 Financial income (expense), net                                                 (20)           119
                                                                             -------        -------

 Net loss                                                                    $(3,620)       $(2,684)
                                                                             =======        =======

 Accretion of redeemable convertible Preferred shares                              -           (348)
                                                                             -------        -------

 Net loss attributable to common shareholders                                $(3,620)       $(3,032)
                                                                             =======        =======

 Basic and diluted net loss per Ordinary share                               $ (0.74)       $(11.65)
                                                                             =======        =======

 Weighted average number of Ordinary shares used in computing net loss
   per Ordinary share - basic and diluted                                      4,906            370
                                                                             =======        =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                              ADDITIONAL    DEFERRED                      TOTAL
                                                     NUMBER         SHARE      PAID-IN    STOCK BASED  ACCUMULATED     SHAREHOLDERS'
                                                    OF SHARES      CAPITAL     CAPITAL    COMPENSATION   DEFICIT          EQUITY
                                                    ---------       ----       -------       ----        --------        --------
Balance as of January 1, 2006                       4,661,627       $155       $79,727       $(67)       $(66,952)       $ 12,863

Issuance of shares in a private placement             935,000         27         4,564          -               -       **) 4,591
Exercise of employees stock options                    27,044       *) -           140          -               -             140
Amortization of deferred stock based compensation                                  431         67                             498
Net loss                                                    -          -             -          -          (3,620)         (3,620)
                                                    ---------       ----       -------       ----        --------        --------

Balance as of June 30, 2006 (unaudited)             5,623,671       $182       $84,862       $  -        $(70,572)       $ 14,472
                                                    =========       ====       =======       ====        ========        ========

     *)   Represents an amount lower than $ 1.

     **)  Net of issuance expenses in the amount of $ 548

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                 SIX MONTHS ENDED JUNE 30,
                                                                                  ---------------------
                                                                                   2006           2005
                                                                                  -------        -------
                                                                                         UNAUDITED
                                                                                  ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                          $(3,620)       $(3,032)
Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation and amortization                                                         742            318
Interest accrued on redeemable convertible preferred shares                             -            348
Compensation expense related to shares and options issued to employees, net           498              -
Changes in accrued liability for severance pay                                       (186)           110
Gain on sale of property and equipment                                                 (8)           (13)
Gain on amounts funded in respect of severance pay                                   (102)           (44)
Increase in trade receivables, net                                                   (546)          (269)
Decrease (increase) in prepaid expenses and other receivables                          50            (98)
Decrease (increase) in inventories                                                    189           (255)
Decrease in trade payables                                                           (264)          (266)
Increase (decrease) in accrued expenses and other liabilities                        (690)           113
Increase in deferred revenues                                                           8            233
                                                                                  -------        -------

Net cash used in operating activities                                              (3,929)        (2,855)
                                                                                  -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                                                   (202)          (194)
Proceeds from sale of property and equipment                                           14             55
Amounts withdrawn (funded) in respect of severance pay, net                           164            (19)
                                                                                  -------        -------

Net cash used in investing activities                                                 (24)          (158)
                                                                                  -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares upon options exercised                               140              -
Proceeds from issuance of shares in a private placement                             4,591              -
                                                                                  -------        -------

Net cash provided by financing activities                                           4,731              -
                                                                                  -------        -------

Increase (decrease) in cash and cash equivalents                                      778         (3,013)
Cash and cash equivalents at the beginning of the year                              5,138          9,260
                                                                                  -------        -------

Cash and cash equivalents at the end of the year                                  $ 5,916        $ 6,247
                                                                                  =======        =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and footnotes included in the Company's 2005 annual financial statements, which were filed as part of the Company's annual report on Form 20-F for the year ended December 31, 2005.

     b. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the six months ended June 30, 2006 the Company incurred net loss of $3,620. Net cash used in operating activities in the six months ended June 30, 2006 was $3,929. If the Company continues the use of cash at the current rate, the Company's current cash and cash equivalents will not be sufficient to fund its anticipated working capital needs and planned capital expenditures for the next twelve months. However, if the Company succeeds in implementing its current growth plan, the Company believes that its cash and cash equivalents will be sufficient to fund its anticipated working capital needs and planned capital expenditures for the next twelve months. In addition, the Company is considering various options to increase its level of cash.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     a. The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

     b.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

     c.   Share-based compensation:

          At December 31, 2005, the Company has several employee compensation plans, which are described more fully in the Company's 2005 annual financial statements. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations, as permitted by FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), SHARE-BASED PAYMENT, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the first half of 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

          As a result of adopting Statement 123(R) on January 1, 2006, the Company's net loss for the period of six month ended June 30, 2006, is higher, respectively, than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the period of six month ended June 30, 2006 would have been $0.64, if the Company had not adopted Statement 123(R), compared to reported basic and diluted loss per share of $0.74.

          The following table illustrates the effect on net in loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options' vesting periods.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                                 SIX MONTHS
                                                                    ENDED
                                                                   JUNE 30
                                                                    2005
                                                                   -------

Net loss as reported                                               $(2,684)

Add: stock based employee (compensation expense)  determined
  under fair value method for options granted                         (162)
                                                                   -------

Pro forma net loss                                                 $(2,846)
                                                                   =======

Accretion of redeemable convertible Preferred shares                  (348)
                                                                   -------
Pro forma net loss attributable to common shareholders             $(3,194)
                                                                   =======

Basic and diluted net loss per Ordinary share:

  Net loss per Ordinary share as reported                          $(11.65)
  Pro forma net loss per Ordinary share                            $(12.09)


     d.   Recent accounting pronouncements:

          In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

          FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

          FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

          FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

          The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- INVENTORIES

                                    JUNE 30,  DECEMBER 31,
                                      2006       2005
                                      ----       ----
                                   UNAUDITED
                                      ----

Components and work in progress       $554       $752
Finished goods *)                      208        199
                                      ----       ----

                                      $762       $951
                                      ====       ====

     *)   As of June 30, 2006 and December 31, 2005, $208 and $199,
          respectively, of finished goods were delivered to customers' sites and were not recognized as cost of sales since revenue recognition criteria for the related sales have not been met. The Company has title to the inventories at balance sheet date.

NOTE 4:- LOAN FROM SHAREHOLDER

          In July 2005, the Company received a bridge loan in the amount of $1,000 from Deutsche Telekom, one of its major shareholders prior to the merge with Tdsoft Ltd. The loan bears interest at the rate of 7.05% per annum. The loan was repaid in July 2006.

NOTE 5:- COMMITMENTS AND CONTINGENCIES

     a. In connection with its research and development activities through June 30, 2006, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS"). In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $17.1 million as of June 30, 2006.

          Cost of sales includes royalties paid and accrued to the Government of Israel in the amount of $83 and $31 for the periods ended June 30, 2006 and June 30, 2005, respectively.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- COMMITMENTS AND CONTINGENCIES (CONT.)

     b. In April 2005, Tdsoft (a privately held Company) entered into a co-operation and project funding agreement effective as of December 1, 2004, with Nuera Communications, Inc. ("Nuera") and the Israel-United States Bi-national Industrial Research and Development Fund ("BIRD"), for the development of "Next Generation VoIP Gateway" with certain funding assistance from the BIRD.

          Under the agreement, Tdsoft shall be reimbursed by the BIRD for 50% of its research and development expenses, up to an aggregate amount of $770. In accordance with the agreement with BIRD, Tdsoft is obligated to pay royalties at the rate of 5% of the sales of the developed products up to a maximum of 150% of the amount received depending on the year following the termination of the agreement in which the participation is fully paid. Until June 2006, grants received and accrued from BIRD amounted to $749. As of June 30, 2006, Tdsoft's contingent liability to the BIRD amounts to approximately $ 749.

          The Company has no future commitments for royalties in respect of other participations received.

     c. Certain allegations, mainly for patent infringement and breach of contract have been made against VocalTec, Tdsoft or their respective U.S. subsidiaries. These allegations have not resulted in any action brought against any of such entities

     d. The Company's facilities in Israel are rented under operating leases with different periods ending through April 2007 and March 2008, some with renewal options. Rent expense amounted to $256 and $308 for the periods ended June 30, 2006 and December 31, 2005, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

          2006                  $  175
          2007                     180
          2008                      10
                                ------

          Total                 $  365
                                ======

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006, AND NOTES THERETO TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE COMPANY`S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

                              A. OPERATING RESULTS

OVERVIEW

In November 2005, VocalTec acquired all of the issued and outstanding ordinary shares of Tdsoft Ltd. ("Tdsoft") and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the business combination was accounted for as a reverse acquisition, with Tdsoft treated as the accounting acquirer. Therefore, and in accordance with U.S. GAAP, the information regarding the six months ended June 30, 2005 reflects the results of operations of Tdsoft. Information regarding the six months ended June 30, 2006 reflects the consolidated operating results of Vocaltec and Tdsoft.

We are a provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. We provide trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). We implement and support advanced telecom solutions, specializing in the smooth migration of voice networks from TDM to ATM and IP. Partnering with prominent system integrators and equipment manufacturers, we serve an installed base of leading carriers including Deutsche Telekom and Telecom Italia San Marino. Designed for easy integration in multi-vendor environments, our solutions enable service providers to deploy state-of-the-art NGN networks, to connect their network to other new and legacy networks, and to deliver voice-over-IP services. Our advanced SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, V5.2 and GR-303, and incorporate key elements of IMS (IP Multimedia Subsystem) architecture.

Through June 30, 2006, the majority of our sales consisted of our access gateway and access-concentrator products sold through OEMs, resellers and system integrators. While the OEMs typically sell our products in conjunction with their own systems, system integrators and resellers sometimes sell our products on a stand-alone basis to the end users that are typically service providers. Our ability to bring new products to market, to fulfill customer needs and to achieve long-term revenue growth depends on the abilities of our channels and OEMs to win new business including our products. Growth in the VoIP market is being driven largely by new entrants and service providers looking to reduce operational costs and add new services. While there are favorable industry trends that we believe create great opportunity for us, the ultimate demand for our products will depend upon the magnitude and timing of capital spending on VoIP by telecommunications carriers and our ability to penetrate the market with new products and win market share. We are also subject to downturns that may occur within the telecommunications equipment market, such as the downturn that occurred in 2001 through 2004 and negatively affected our revenue growth in that period.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                                           2006           2005
                                                           -----         -----

Sales:
  Products                                                  64.2%         86.7%
  Services                                                  35.8%         13.3%
                                                           -----         -----

                                                             100%          100%
                                                           -----         -----
Cost of sales:
  Products                                                  29.3%         27.4%
  Services                                                  10.3%          2.4%
                                                           -----         -----
                                                            39.6%         29.8%
Amortization of intangible assets                            5.1%          5.2%
                                                           -----         -----
                                                            44.7%         35.0%
                                                           -----         -----

Gross profit                                                55.3%         65.0%
                                                           -----         -----

Operating expenses:
  Research and development, net                             64.9%        117.2%
  Selling and marketing                                     43.3%         65.1%
  General and administrative                                33.2%         23.0%
   Amortization of intangible assets                         7.1%
                                                           -----         -----

Total operating expenses                                   148.5%        205.3%
                                                           -----         -----

Operating loss                                             (93.2)%      (140.3)%

Financial and other income (expense), net                   (0.3)%         6.6%
                                                           -----         -----

Net loss                                                   (93.5)%      (133.7)%
                                                           =====         =====

Accretion of redeemable convertible Preferred shares           -         (17.3)%
                                                           -----         -----

Net loss attributable to common shareholders               (93.5)%      (151.0)%
                                                           =====         =====

The following table sets forth, for the periods indicated, our revenues by source (in thousands):

                SIX MONTHS ENDED
                    JUNE 30,
               ------------------
                2006         2005
               ------       ------

Revenues
Products       $2,487       $1,741
Services        1,384          266
               ------       ------
Total          $3,871       $2,007
               ------       ------

SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO SIX MONTHS ENDED JUNE 30, 2005

REVENUES - Revenues for the six months ended June 30, 2006 increased by $1.9 million, or 93%, to $3.9 million from $2.0 million for the six months ended June 30, 2005. Total product sales increased by $0.8 million, or 43%, to $2.5 million from $1.7 million, and revenues from the sale of services increased by $1.1 million, or 420%, from $0.3 million to $1.4 million. Such increases resulted from the completion of the integration between the businesses of VocalTec and Tdsoft. Following the business combination, the Company changed its sales strategy from providing complete solutions only to also sales of products to channel partners like OEMs, resellers and system integrators, and also began targeting emerging markets, such as South East Asia (including Singapore) and Eastern Europe.

COST OF REVENUES - Our cost of revenues (excluding amortization of intangible assets) for the six months ended June 30, 2006 increased by $0.9 million, or 156%, from $0.6 million for the six months ended June 30, 2005 to $1.5 million for the six months ended June 30, 2006. Our cost of revenues relating to the sale of products increased by $0.5 million, from $0.6 million for the six months ended June 30, 2005 to $1.1 million for the six months ended June 30, 2006. This increase was primarily caused by the increase in the Company's sales. Our cost of revenues as a percentage of total revenues increased from 30% for the six months ended June 30, 2005 to 40% for the six months ended June 30, 2006. Amortization of intangible assets included in Cost of revenues increased from $0.1 million for the six months ended June 30, 2005 to $0.2 million for the six months ended June 30, 2006, primarily due to intangible assets attributable to the business combination between VocalTec and Tdsoft.

RESEARCH AND DEVELOPMENT EXPENSES, NET - Research and development expenses, net, for the six months ended June 30, 2006 increased by $0.1 million to $2.5 million, from $2.4 million for the six months ended June 30, 2005. The increase in research and development expenses, net, was relatively small due to the synergies between the businesses of VocalTec and Tdsoft, resulting in the ability to focus and develop with a significantly smaller number of employees than the combined number of employees of both. During the six months ended June 30, 2005, we recognized $0.4 million of research and development grants from the OCS, whereas during the six months ended June 30, 2006 we did not recognize any grants from the OCS.


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SELLING AND MARKETING EXPENSES - Selling and marketing expenses for the six months ended June 30, 2006 increased by $0.4 million, or 28%, to $1.7 million from $1.3 million for the six months ended June 30, 2005. Such increase resulted primarily from the increase in sales and marketing activities of the Company, including the activation of the subsidiary in Singapore in the first six months of 2006 compared to the first six months of 2005. As a percentage of revenues, our selling and marketing expenses decreased to 43% for the six months ended June 30, 2006 from 65% for the six months ended June 30, 2005.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses for the six months ended June 30, 2006 increased by $0.8 million, or 179%, to $1.3 million from $0.5 million for the six months ended June 30, 2005. This increase was attributable primarily to a share based compensation cost relating to options previously granted to senior management and Board members and significant increase in legal, accounting and consulting expenses following the reverse merger between Vocaltec and Tdsoft. As a percentage of revenues, our general and administrative expenses were 33% for the six months ended June 30, 2006, compared to 23% for the six months ended June 30, 2005.

AMORTIZATION - Amortization of intangible assets related to operating expenses increased from none for the first six months of 2005 to $0.3 million for the six months ended June 30, 2006, which amount was attributable to the business combination between VocalTec and Tdsoft.

                       B. LIQUIDITY AND CAPITAL RESOURCES

Through June 30, 2006, we funded our operations primarily through the sales of our ordinary shares in private and public offerings and cash from operations.

As of June 30, 2006, our cash and cash equivalents were $5.9 million compared to $5.3 million as of December 31, 2005. This increase is mainly a result of the private placement of securities to investors, completed during May 2006, in which the Company raised net proceeds of $4.6 million, which was partially offset by an increased use of cash in operations. If the Company continues the use of cash at the current rate, the Company's current cash and cash equivalents will not be sufficient to fund its anticipated working capital needs and planned capital expenditures for the next twelve months. However, if the Company succeeds in implementing its current growth plan, the Company believes that its cash and cash equivalents will be sufficient to fund its anticipated working capital needs and planned capital expenditures for the next twelve months. In addition, the Company is considering various options to increase its level of cash.

We had indebtedness of $1.1 million as of June 30, 2006, arising exclusively from a loan provided to the Company by Deutsche Telecom, one of the Company's shareholders, which amount was paid in July 2006.

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Our trade receivables increased to $1.1 million at June 30, 2006 from $0.6 million at December 31, 2005. Such increase resulted from increased sales during the six months ended June 30, 2006 compared to the six months ended December 31, 2005.

Our inventories decreased from $1 million at December 31, 2005 to $0.8 million at June 30, 2006, due primarily to an improvement in the inventory management and the use of existing inventory.

Our accrued expenses decreased from $4.1 million at December 31, 2005 to $3.3 million at June 30, 2006, due primarily to payment of accrued directors and officers insurance and a decrease in a provision for rent related to a settlement regarding former offices of the Company, achieved in the beginning of 2006.

SOURCES AND USES OF CASH

OPERATING ACTIVITIES

Net cash used in operating activities for the six months ended June 30, 2006 was $3.9 million as compared to $2.9 million in the six months ended June 30, 2005. The increase in cash used in operating activities was primarily attributable to the decrease of accrued expenses, the increase in trade receivables, as well as to the increase in the net loss.

INVESTING ACTIVITIES

Net cash used in investing activities for the six months ended June 30, 2006 was $0.02 million as compared to $0.16 million in the six months ended June 30, 2005.

FINANCING ACTIVITIES

Net cash provided by financing activities for the six months ended June 30, 2006 was $4.7 million as compared to none in the six months ended June 30, 2005. The cash provided by financing activities in the first six months of 2006 was primarily attributable to the fact that during that period we raised $4.6 million net of expenses through a private issuance of our ordinary shares.